Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Old Republic International Corporation:

We consent to the use of our report dated February 26, 2021, with respect to the consolidated balance sheets of Old Republic International Corporation and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, preferred stock and common shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2020, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference and the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in accounting for equity securities effective January 1, 2018 upon adoption of ASU 2016-01, Financial Instruments.

                        /s/ KPMG LLP

Chicago, Illinois
March 10, 2021